UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR § 270.17f-2]

1.	Investment Company Act File Number: 811-22701				Date examination completed: February 9, 2016
2.	State identification Number:
	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	PUERTO RICO
Other (specify):
3.	Exact name of investment company as specified in registration statement: Arden Investment Series Trust
4.	Address of principal executive office (number, street, city, state, zip code): 375 Park Avenue, 32nd Floor, New York, New York, 10152

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of Arden Investment Series Trust:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with certain provisions of the Investment Company Act of 1940, that the Arden Alternative Strategies Fund and Arden Alternative Strategies II, each a series of Arden Investment Series Trust, (the “Funds”), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of October 31, 2015. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2015, and with respect to agreement of security purchases and sales, for the period September 30, 2015, the date of our last examination, through October 31, 2015.

(1)	Confirmation of all securities held by institutions in book entry form for those securities mandated to JP Morgan as subadvisor (Banco Santander (Spain), BK Austria (Austria), BNP Security Services (France), BNP Italy (Italy), BNP Netherlands (Netherlands), Deutsche Bank AG (Germany), JP Morgan Crest (United Kingdom), Nordea Denmark (Denmark), Nordea Finland (Finland), Nordea Sweden (Sweden), UBS Switzerland (Switzerland), Boston Financial Data Services Inc. and the Depository Trust Company);
(2)	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents
(3)	Confirmation of all futures contracts and underlying collateral with brokers, as applicable
(4)	Confirmation of all swap contracts and underlying collateral with brokers, as applicable
(5)	Confirmation of all forward foreign currency contracts and underlying collateral with brokers, as applicable
(6)	Reconciliation of all such securities, futures contracts, swap contracts, and forward foreign currency contracts to the books and records of the Funds and the Custodian
(7)	Agreement of 5 security purchases and 5 security sales or maturities since the date of our last examination from the books and records of the Funds to trade blotters and custodial cash statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2015, with respect to the securities reflected in the investments accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Arden Investment Series Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

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Philadelphia, Pennsylvania

February 9, 2016

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Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Arden Investment Series Trust, as listed in Appendix A, (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2015 and for the period from September 30, 2015 through October 31, 2015.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2015 and for the period from September 30, 2015 through October 31, 2015, with respect to securities reflected in the investment accounts of the Funds.

Arden Investment Series Trust

February 9, 2016

/s/Henry P. Davis
Henry P. Davis, President

/s/Andrew Katz
Andrew Katz, Treasurer
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Appendix A:

Arden Investment Series Trust

Arden Alternative Strategies Fund

Arden Alternative Strategies II

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